FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, April 10, 2008

FAIRFAX ANNOUNCES ACQUISITION OF CANWEST GLOBAL SHARES

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today that it has acquired, through its subsidiaries, 963,200 subordinate voting shares of CanWest Global Communications Corp., bringing its total holdings in the company to 18,649,600 subordinate voting shares or approximately 18.73% of the total subordinate voting shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional CanWest Global shares from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:       Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946